

Mail Stop 3720

September 11, 2008

Via U.S. Mail and Fax (82 31 727 0949)
Mr. Soo-Ho Maeng
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

   RE: KT Corporation
     Form 20-F for the fiscal year ended December 31, 2007
     Filed June 30, 2008
     File No. 1-14926

Dear Mr. Maeng:

   We have reviewed your supplemental response letter dated September 10, 2008 as well as the above referenced filings and have the following comment. As noted in our comment letter dated August 26, 2008, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Financial Statements- KT Corporation

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1. Refer to your response in your letter dated September 10, 2008 regarding the disclosure of discontinued operations on page F-77 and F-104. We note that you state you are not liable for liabilities of KTPI and that you therefore "reversed the negative equity". Please help us understand the basis in the accounting literature for reversing the negative equity, including whether your accounting treatment resulted from gain recognition for the extinguishment of liabilities from your discontinued KTPI operation.

         * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR and provide any requested supplemental information in your response letter. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director